Pioneer Natural Resources Co

(Commission File No. 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Parsley Energy, Inc.

(Commission File No. 001-36463)

This filing contains a transcript relating to a proposed acquisition of Parsley Energy, Inc. (“Parsley”) by Pioneer Natural Resources Company (“Pioneer”).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction. The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley intend to file a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus will be included. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this communication are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer and Parsley are subject to a number of risks and uncertainties that may cause Pioneer’s and Parsley’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the risk that Pioneer’s and Parsley’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication on Pioneer’s or Parsley’s stock prices; transaction costs; volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform Pioneer’s and Parsley’s drilling and operating activities, access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s and Parsley’s ability to replace reserves, implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s or Parsley’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s and Parsley’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return to shareholders, expenses, cash flows from purchases and sales of oil and gas net of firm transportation commitments, sources of funding and tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of Pioneer’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s and Parsley’s Annual Reports on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 and other filings with the Securities and Exchange Commission. In addition, Pioneer and Parsley may be subject to currently unforeseen risks that may have a materially adverse impact on the combined company. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer and Parsley undertake no duty to publicly update these statements except as required by law.

Cautionary Note to U.S. Investors – The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than “reserves,” as that term is defined by the SEC. In this communication, Pioneer may include estimates of quantities of oil and gas using certain terms, such as “resource base,” “resource potential,” “net recoverable resource potential,” “estimated ultimate recovery,” “EUR,” “oil in place” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Pioneer from including in filings with the SEC.

These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being recovered by Pioneer. U.S. investors are urged to consider closely the disclosures in Pioneer’s periodic filings with the SEC. Such filings are available from Pioneer at 777 Hidden Ridge, Irving, Texas 75038, Attention: Investor Relations and Pioneer’s website at www.pxd.com. These filings also can be obtained from the SEC by calling 1-800-SEC-0330.

PRESENTATION

Operator

Welcome to the Pioneer Natural Resources conference call to discuss the transaction announced this afternoon. Joining us today will be Scott Sheffield, President and Chief Executive Officer; Rich Dealy, Executive Vice President and Chief Financial Officer; Joey Hall, Executive Vice President of Permian Operations; and Neal Shah, Vice President of Investor Relations. Pioneer has prepared PowerPoint slides to supplement their comments today. These slides can be accessed over the Internet at www.pxd.com. Again, the Internet site to access the slides related to today’s call is www.pxd.com. At the website, select Investors, then select Earnings and Webcast.

This call is being recorded. A replay of the call will be archived on the Internet site through November 20, 2020.

The company’s comments today will include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements and the business prospects of near are subject to a number of risks and uncertainties that may cause actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties are described in Pioneer’s news release on Page 2 and 3 of the slide presentation and in Pioneer’s public filings made with the Securities and Exchange Commission.

At this time, for opening remarks, I would like to turn the call over to Pioneer’s Vice President of Investor Relations, Neal Shah. Please go ahead, sir.

Neal H. Shah - Pioneer Natural Resources Company - VP of IR

Thank you, Carina. Good afternoon, and thank you for joining us today to discuss the strategic transaction we announced earlier this afternoon with Parsley Energy. After our prepared remarks, we will open up your call — over the call to your questions.

With that, I’ll turn the call over to Scott.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Thank you, Neal. Good afternoon. We apologize for this late notice, but we think it’s an important one from the standpoint of Pioneer’s history. First of all, we want to thank everyone for joining us what we believe is an extremely compelling transaction that combines 2 complementary and top-tier Permian assets, strengthening our — Pioneer’s leadership position within the upstream energy sector and bolstering our unmatched size and scale in the Permian Basin.

The logic for the transaction is simple as we believe both the financial merits and strategic rationale is strong. The combination between our 2 high-quality Permian companies is focused on generating tangible and durable value for shareholders long term with primary focus on free cash flow. Pioneer, with the Parsley transaction, will now be the only large-cap pure-play Permian independent in the basin.

We are going to go over a set of slides. I’ll go over the first few, followed by Rich Dealy in that regard.

In that regard, let’s jump to Slide #4 on creating value. I think as I said before, this creates really the best in large-cap Permian E&P independent with no federal land exposure regardless of what happens in early November. Very highly accretive, double-digit accretion to free cash flow per share, earnings per share and return on capital employed due to the significant synergies expected of approximately $325 million. We expect to achieve most of those from midyear 2021 to the end of the year 2021.

We’ll still maintain one of the best balance sheets in the industry. We currently have the second best balance sheet in the industry, even absorbing partially $3 billion of debt. We’ll still maintain the second best balance sheet in the industry.

One of the big synergies is refinancing Parsley’s existing debt. We’ll do that right after closing. I’m expecting to achieve $75 million per year. The rest of the synergies, there’s about $100 million a year in G&A going forward and about $150 million in operational synergies, which we’ll discuss later, primarily, sharing tank batteries, water infrastructure, contiguous tracks and so on.

An overview of the transaction on Slide #5. All stock, $4.5 billion, including debt, $7.6 billion. Again, expecting the synergies, when you look at a PV analysis over 10 years, is about $2 billion. When you look at 1-day premium in our press release, it’s a 7.9%, 1-day premium. Closing expected first quarter of 2021.

On Slide #6, the addition of Parsley really enhances our investment thesis through improved free cash flow and returning more free cash flow back to the shareholders and stronger corporate returns, especially with significant increases in return on capital employed. Also, one of the big benefits is that we’ll be lowering our reinvestment rate to 65% to 75%, generating more free cash flow from our previous range of 70% to 80%.

Our variable dividend proposition has not changed, as I have stated in the past, and increased free cash flow per share still expected going forward to make our first payment in the year 2022 on the variable dividend.

While our debt-to-EBITDA will slightly be above our target of 0.75x, we will take a portion of that cash flow to reduce leverage during the year 2021, getting back to 0.75 or below in 2022.

Slide #7, improving our free cash flow profile. The combination of the 2 top-tier inventories drives a highly accretive free cash flow profile and double-digit accretion, inclusive of free cash flow per share. Based on the pro forma market cap, we expect our free cash flow yield to approach double digits in 2022, allowing for increased return of capital to shareholders.

Now I’ll turn it over to Rich.

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Thanks, Scott. I’m going to turn to Slide 8, where we highlight the combination of 2 premier Permian assets. You can see here that we’re combining — the combined company will be the largest Midland Basin producer with over 630,000 gross BOEs per day of production, more than 3x the nearest competitor. You can also see from the math that we’ll be the largest acreage holder in the Midland Basin with over 820,000 net acres in the basin that is contiguous and allows for significant operational efficiencies as we put these 2 assets together.

We’re also excited to enter into the Delaware Basin. Parsley has done a terrific job building a very contiguous acreage position in the Delaware, with benefits — that has several benefits that are worth enumerating. One, as Scott mentioned, it’s all the state of Texas, so it has no federal acreage. It has a very high oil cut. It has very high net revenue interest. There’s significant water and infrastructure in place to drive low operating costs. And they’ve worked really well — really hard to improve their flaring and emissions, and we look to continue to improve on the metrics that they’ve achieved.

If you turn to Slide 9, you can see here the graph on the right highlights really the significance of Pioneer and Parsley’s top-tier inventory relative to peers across the U.S. So this is not just the Permian Basin but all across the U.S. And as you can see, we have 4x the inventory of the next nearest peer. So once again, as Scott mentioned, it does create the only Permian pure play independent of size and scale in the Permian Basin.

Turning to Slide 10, you can see on the graph that it creates a combination of the largest producer of where we sit between Pioneer and Parsley, with also the oiliest production mix. So once again, highlighting the quality of the acreage position in the Permian Basin with no federal acreage and contiguous acreage that really allows us to provide a lot of significant synergies going forward.

Turning to Slide 11. This slide illustrates the combined company. We’ll continue to have one of the best balance sheets in the industry. As you can see here, as Scott mentioned, the second best balance sheet out there. But really further highlights the accretive nature of this transaction. When you combine that with the synergies, we expect to see our debt continue to move down back to below 0.75x while improving our return of capital to shareholders.

Turning to Slide 12. You can see the Parsley bonds that exist here. These bonds have call features. So we plan on taking advantage of our mid-investment-grade ratings to lower borrowing costs after closing. And so we’ll look to refinance those and get the really the benefit of lower cash interest costs sometime in 2021. And so the annual savings there, as we mentioned, we expect about $75 million annually of interest savings once we get those refinanced.

So with that, I’ll turn it back to Scott.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. Thank you, Rich. On Slide #13, our strong focus on ESG. Matt Gallagher has done a tremendous job with the — when they picked up the Jagged Peak acreage and production and lowering the clearing intensity with Parsley over the last several quarters. When you look at it combined, our flaring intensity will be down to 0.6%. So again, one of the leaders in regard to removing that as a black eye as we’ve had over the last 18 months in regard to flaring intensity. We’re still focused on moving to the effluent water operations by using effluent water from the cities of Midland-Odessa, and now we’ll be able to use it in regard to the Parsley acreage after closing. A significant benefit there to lower cost moving forward.

And lastly, on this slide, just to let everybody know, our new sustainability report, you’ll see significant changes, significant improvements, will be released here soon and reflect significant strides in our effort to remain a leader in sustainable operation.

On Slide 14, it really just again emphasizes the size by bringing these 2 companies together to create the premier Permian E&P company, enterprise value will be by the same size as EOG and production just below the size of EOG moving forward.

Lastly, on Slide 15, before we open it up for Q&A. Again, this is a very important transaction, I think, for Pioneer, bringing us together and Parsley to become really the premier independent in the Permian. Nothing is changing here. We’re still focused on free cash flow and returning that to the shareholders, being capital disciplined, have this great balance sheet, and again, with a great inventory with both companies.

We’ll stop there and open it up for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And we’ll go ahead and take our first question from Scott Gruber with Citi.

Scott Andrew Gruber - Citigroup Inc. Exchange Research - Research Analyst

Congrats on the deal. So the first question here, Scott. Your leverage ratio was below your threshold you outlined in your strategic framework previously. Now it’s a bit above. Can you just discuss if we do sit in a low crude price environment, how would you prioritize debt paydown versus striving for some growth?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. All of our metrics are based on the current strip in regard to — in our slide deck. So the current Brent strip is about $45 for 2021. So it’s all based on that — based on our great hedges we’ve put in place and hedges that Parsley have. We have significant free cash flow, and we’ll be taking a portion of that in reducing leverage in 2021. Again, we’ll have such a significant amount of free cash flow. We will still have a portion and distribute — we hope to distribute it as a variable dividend in early 2022.

Scott Andrew Gruber - Citigroup Inc. Exchange Research - Research Analyst

Got you. Got you. And then just thinking about Parsley’s Delaware position. It’s a solid position, but your Midland position is great. How do you think about the Delaware competing within the portfolio on a go-forward basis?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

We’ll look at the Delaware just like we look at the Midland, as I mentioned earlier, because of the high oil cut and high NRIs, I mean, it’s going to compete in our portfolio. So we will look at those assets just as we look at our Midland, and we’ll allocate capital to the highest rates of return project. But — and we’re very pleased with the Delaware increase that we’re getting and plan to have that in our portfolio and be drilling, have activity there as well.

Scott Andrew Gruber - Citigroup Inc. Exchange Research - Research Analyst

Got you. So did you consider it a core position for you guys longer term here?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Well, as you know, it’s 110,000 acres of our total acreage position. So still the Midland is the dominant place where we’ll have activity, but it has a great inventory of locations here that we plan to execute our drilling program there as well.

Operator

And we’ll take our next question from Matt Portillo with TPH.

Matthew Merrel Portillo - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - MD of Exploration and Production Research

Just a quick question on capital allocation. Looking at the aggregate free cash flow in 2021 for the consolidated entity, looks maybe a little bit lower than what we would have had individually modeled for Parsley and Pioneer on a Parsley maintenance capital scenario. Just curious, is the plan to take the aggregate business and grow that at the similar rate that Pioneer was planning on in 2021 at 5%, which I guess kind of describes about a low double-digit growth rate on an exit-to-exit basis for next year?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes. We’ll come out — it’s still early, but we’ll formalize our guidance once we close the transaction in Q1. But overall, I think when we look at it, we’ll assess it at that point in time what the macro environment looks like, what’s oil demand doing, what — have we got a vaccine, what’s the COVID-19 situation at that point in time. And so we have flexibility within our reinvestment program to assess that. But if we’re in the mid-strip environment, then — like we are today, I think it’ll be very similar to what we laid out on our Q2 call in terms of our reinvestment plan going forward.

Matthew Merrel Portillo - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - MD of Exploration and Production Research

Perfect. And then a question that came up quite a bit today with your [long-owning] shareholders was just the consolidation of Parsley adds to the Pioneer inventory depth, which is already kind of industry-leading at this point. Just curious how you view your longer-dated inventory. And if you do see an improvement in the A&D market, call it, over the next 12 to 18 months, would there be the potential to carve off some of that longer-dated inventory, bring in additional cash and look at that as an option to return capital to shareholders?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. Both companies have a long — very long inventory, both in the 10- to 15-year range. So this transaction — they have a great inventory. This transaction is not about inventory. It’s really about the financial metrics in regard to free cash flow, earnings, corporate level returns. We will conduct the same policy with Pioneer acreage as we have done over the past 3 or 4 years. We continue to divest of certain tracts.

As I’ve stated in the past, there really is no market today. When oil prices get back, I expect the market to pick up, and we will treat part of Parsley’s acreage just like Pioneer’s acreage. And I would anticipate we’ll divest the small tracts over time.

Operator

We’ll go ahead and take our next question from David Deckelbaum with Cowen.

David Adam Deckelbaum - Cowen and Company, LLC, Research Division - MD & Senior Analyst

Maybe just a couple of things just around the synergies. Understand your answer around the inventory. Around the synergies, you identified $325 million. Looks like, I guess, about — you have $100 million or so that’s coming from general operational expenses. Can you detail how that is going to progress lower? What those items are? And are those synergies driving predominantly that reinvestment rate lower from 70% to 65%?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes, David. I think, as Scott mentioned on the call, it’s really going to come from a number of different things, but not only D&C efficiencies, but shared facilities, the benefits of our water infrastructure and lower water — source water, the ability to connect with theirs. They’ve got deep disposals that we’ll benefit from as well with a certain capacity, longer lateral length, just doing best practices about — across both companies and then just economies of scale as well.

So I think all those things will allow us to drive that $150 million that we’ve talked about. We’ll also have duplicate routes and logistics in the field that we’ll be able to capitalize on. So those are the type of things that really allow us to achieve that efficiency as we move forward. And we expect to accomplish those things over the course of ‘21.

David Adam Deckelbaum - Cowen and Company, LLC, Research Division - MD & Senior Analyst

Does this transaction cause you to look at some of your water assets again as a potential source of monetization?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

I don’t think so, David. I think it’s a key asset of the company allows us to move water around the field and really lower our well costs. So to me — and it’s a strategic asset of the company. So I don’t see that today that we would anticipate doing it with the water assets.

Operator

We’ll go ahead and take our next question from Nitin Kumar with Wells Fargo.

Nitin Kumar - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Scott, you’ve been a leader on the shale 3.0 transformation, talking about the lower reinvestment and focusing on cash returns. You also mentioned in your prepared remarks, why is size — I mean, I think the other discussion on this, you had a very deep inventory of resource here. Can you help us understand why do a deal at this stage? Why is size so important?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. I think size and scale — long-term size and scale, if you read what’s happened in Europe, if you read what’s happened with the — look at the data from the recent IEA report, I really think there’s only going to be 3 or 4 independents that are investable by shareholders, and we hope Pioneer is one of those investable. And so — over time. And so this transaction was done primarily due to the accretion and the metrics and the synergies, but size and scale is also important going forward. I just think that there’s only going to be 3 or 4 really survivors, independents, and that’s going to be probably most likely ConocoPhillips, EOG and Pioneer and maybe Hess long term.

Nitin Kumar - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Great. So the — and I guess just as a follow-up to that. The market maybe was disappointed today to see that you’re not a seller, but a buyer. But is this it for Pioneer? Or could we see Pioneer continue to expand? You just mentioned 4 companies. There are a lot of others out there.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

I’ve been pretty open. The — it seems like the best companies have been picked off in the last few weeks with Parsley and Concho and the other transactions. I don’t expect — I’ve always said leverage is going to prevent consolidation for the next couple of years. I still believe that. There could be some more Devon-WPX type mergers, simply bringing balance sheets that need to be improved together. There could be some of those. But I think at the end of the day, there are just going to be a few investable independents. You’ve got to be sized over $10 billion market cap.

Pioneer, going forward, we have a very, very high bar, high hurdle rate. I mean right now, I just don’t see anything that meets what we see in Parsley at this point in time.

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

I was just going to say that our focus today is getting this transaction closed, integrating the 2 companies and then achieving the synergies and really moving this company forward.

Operator

We’ll go ahead and take our next question from Jeanine Wai with Barclays.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

My first question is on the reinvestment framework. It’s intact, which is great, but you’ve lowered the total target return to about 10% from 10-plus percent previously from the old presentation. On the flip side, you’ve instituted a lower reinvestment rate, which is great. Can you discuss the change in the target return? Do you envision less growth going forward, which I think was part of the plus part of the 10-plus percent, depending on the crude environment? Or do you envision just allocating more cash to the balance sheet? Or, I’ll totally admit, it’s been a busy week so far, is this just a rounding thing?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

No. As I think Rich has already stated that we have to eventually decide and we can’t decide until closing, which may be into January, early February. But we have to decide what to do with Parsley. Parsley is going into the year with flat production. And so we have to decide, and Rich made the comment, we got to look at the — what’s happened with the vaccines, how fast they come, how fast does demand come back and where is the Brent oil strip.

And so at some point in time, we’re going to have to make a decision: do we take Parsley up to that 5% production growth or do we leave it flat? And if you leave it flat, you’re probably going to have more free cash flow short term, just like we would with ourselves. But we think long term, we still believe in this 10% plus return to the shareholder. When you look at the base dividend, the variable dividend and some production growth, we think it’s important to deliver that long term.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

Okay. Great. That’s very helpful. My second question is just on the rock quality. Can you compare Pioneer’s Midland well performance to Parsley’s well performance? The state data seems to suggest that Pioneer has more productive wells on a cumulative basis. So just wondering if you can comment on this, whether it’s rock related, completion design, so there could be upside. And as well as do you have any plans for the Delaware?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes, Jeanine, I think as I mentioned before, we think Parsley’s Delaware acreage and all their acreage tract is competitive with our locations. And so we expect to layer them into our development program, both in the Delaware and in the Midland Basin. And as Scott mentioned, this acquisition really isn’t about adding inventory. It’s really about the combined benefits of increasing free cash flow and cash flow per share, along with the corporate return. So we’ll continue to look at those assets. But across synergies, they got great assets, and we’re going to put those together with ours and develop them optimally.

Jeanine Wai - Barclays Bank PLC, Research Division - Research Analyst

And then specifically on the Midland well performance part of it, do you see upside there based on what Pioneer is currently doing?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

I think our team will get in and do it. But I think just by the nature of how we’re developing the field, I think there’s some benefits of how we develop, particularly adjacent acreage, together to get optimal recoveries. So there’s definitely benefits, I think, that we will see as the team gets in and start — has a chance to start working and working with the Parsley people to make sure they get the right and optimal development.

Operator

We’ll go ahead and take our next question from Doug Leggate with Bank of America.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

Scott, you’ve led on a bunch of things in the last couple of years. You’re doing it again tonight. Congratulations. I got a couple of quick ones, if I may. I hate to be very simplistic about this, but can you walk us through what the breakeven capital ex growth, including the dividend, is, please? And breakeven oil price and associated capital that goes along with that for the combined company.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes, we’re still going to be in that mid- 30s price range. We have a little improvement by bringing in Parsley. They’re a little bit oilier, but it’s still going to be in that — around the $33 to $36 range for WTI.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

And that’s with the...

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

That includes paying the dividend, yes. Yes.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

Got it. My follow-up is really on — you’ve talked an awful lot in the past about how the advantages of being in the Midland over Delaware, whether it be depth, the water cut, operating cost, infrastructure, all the things that you’ve talked about that has been a tremendous advantage for Pioneer. So my obvious question is how are you going to allocate capital? And would you ever consider that the Parsley Delaware position could be monetized at some point?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. I think when you look at — one of the things that Parsley did, they bought the minerals on several of their tracts. And so they essentially — we — it’s rare to see drilling wells on a 100% net revenue interest. And so that’s why some of their returns are better than ours because of that. But when you look at higher well cost, it’s higher well cost, you get more reserves per barrel — more production per well, but you do have to deal with the higher well costs. But when you couple the fact they have 100% net revenue on several of the locations, you got strong economics. So that’s really the key.

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

There’s high oil cut to that too as well, Doug.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

I appreciate that, guys. Can I ask just one final one real quick? I’m just curious why Matt’s not on the call, no representation from Parsley. Any thoughts on that? I’ll leave it at that.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. Matt is joining our Board. It’s in the press release. We’re excited that Matt’s joining our Board. And we thought it was — should be a Pioneer call versus a Devon-WPX. I understand Tim Leach was on the call, but Tim is taking a significant position in the ConocoPhillips. So with Matt just becoming a director, we didn’t think it was that critical. And he can answer — you can call him directly.

Douglas George Blyth Leggate - BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research

Yes. Makes sense. Congrats again, guys.

Operator

And we’ll go ahead and take our next question from Scott Hanold with RBC Capital Markets.

Scott Michael Hanold - RBC Capital Markets, Research Division - MD of Energy Research & Analyst

Scott, I know you’ve talked around sort of this question already, but there does seem to be a lot of transactions. It’s almost like there’s a collective thing happening on the E&P management side right now with the wave of transactions in the last, if not days, just weeks, days. So is there something really that was a catalyst to really get this going from, whether it’s from your perspective or just from the collective that’s really driving this?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

No. I think they all have different reasons. If you look at all 4 of them, I feel like that the first one that was announced was Chevron Noble, that Noble had to do something, they had too much debt. The second one, Devon-WPX, they both realized they have to get scale. It’s all about size. They both, I think, have to improve their leverage but they’re doing that by getting bigger. And they’ll probably have to do another 1 or 2 type transactions to get up to that $10 billion market cap.

So I think during periods, the third one, as we all know, Conoco needed Permian Basin opportunities. They were weak in the Permian, which is the lowest breakeven play in the U.S. shale. And he was able to do a deal with Tim as part of that.

Our deal is probably the simplest of the 4. It’s very contiguous acreage, very accretive. It’s probably the simplest from a shareholder perspective to evaluate. Like I said, I just don’t see much more happening. Why it happened now, anytime you go through a period of low oil prices, when you go through periods of low oil prices, like we’ve seen, it causes people to rethink about the future. That’s probably why it’s happened over the last couple of months. So you may see some more, but I’m not as optimistic because of the leverage of the other companies.

Scott Michael Hanold - RBC Capital Markets, Research Division - MD of Energy Research & Analyst

Okay. Understood. And I guess I’ll just tackle my second question on the same theme. Is the potential change in the White House administration, did that have any influence, do you think, on your perspective of doing this now as the right thing? Or is that really inconsequential?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

No, it really didn’t make any difference because we don’t own any federal lands, Parsley doesn’t own federal land. So we’re just a stronger company. If the administration changes, we had a great 8 years to the Obama administration. Typically, Democratic, if you go through the history.

We’ve seen much higher oil prices during Democratic presidencies. So I’m more optimistic than most people.

Scott Michael Hanold - RBC Capital Markets, Research Division - MD of Energy Research & Analyst

Okay. Okay. So yes, and I guess I was directly referring to any kind of tax law changes that may influence cash tax rates for E&Ps.

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes. I’d say it didn’t influence the decision. We’re in a good position on that front. If they — we didn’t take away IDC. We’ve got a large NOL position that we won’t be a cash tax payer for quite some time unless commodity prices are significantly higher. So we can bridge our way to tax law change on IDCs easily without any implication on paying cash taxes.

Operator

And we’ll go ahead and take our next question from Josh Silverstein with Wolfe Research.

Joshua Ian Silverstein - Wolfe Research, LLC - MD and Senior Analyst of Oil and Gas Exploration & Production

You mentioned the surviving companies. One of the things that’s different about Pioneer versus them is that you guys are solely focused on one basin, whereas they’re global and diversified, different assets with different maturity and decline rates. As you guys were contemplating transactions, did you guys look outside the basin at all? Or as you’re thinking about the future of Pioneer, is there an opportunity for you guys to start thinking about being a much more diversified E&P company?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Right now, we’re only focused on the Permian Basin solely so — at this point in time. Anything else or...

Operator

Okay. We’ll just — we’ll go ahead and move on to our next caller. We’ll take Brian Singer from Goldman Sachs.

Brian Arthur Singer - Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst

I wanted to follow-up on a couple of the earlier questions. The first is with regards to the oil growth dividend yield, which had previously been 5% plus, 5% plus and now the 10% combined now. And I think you referenced that, longer term, it would be the 10% plus. Can you just give us a little bit greater color on what would be provided by this acquisition to equity investors in the form of growth or yield? Is what you’re saying that you probably may be a little bit less than 5% or much more than 5% on the oil growth side, more than 5% on the yield side as a result of the greater free cash flow? Because what you’re saying is you can basically get more free cash flow as a result of a lower reinvestment rate. And so where does that go? Or is it just offset by that paydown?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes, Brian, we are bringing on $3 billion of debt. So we are adding significant free cash flow in the transaction. And so a portion of that will go to paying down debt and a portion of that will go to the variable dividend. So we don’t anticipate — the amount that we anticipated paying at Pioneer on the variable dividend will be essentially the same amount that we will pay, including the addition of 20 — of Parsley owning 24% of our shareholder base. So we see no change in what we were going to pay for the year early ‘22. The sum debt paydown, it will be the same variable dividend in ‘21 payable in ‘22 based on a $45 strip environment. Going into ‘22, ‘23, ‘24, we see significant increase in free cash flow that we will be adding significant increases in variable dividends versus the old Pioneer model.

Brian Arthur Singer - Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst

Got it. That’s helpful. And then can you talk a little bit about the decline rate and whether, if at all, your base decline rate, how that is evolving or whether it’s evolving as a result of the transaction? And I think you talked a bit about size previously, and I wondered if the PDP component plays a role here because beyond the side, as you’ve shown in past presentations, Pioneer does score very, very well on a number of the key acreage quality inventory life exhibits that you’re showing today and had shown previously.

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes, Brian, I would say that the base decline really is relatively unchanged as a result of the transaction. It’s still going to be in that mid- to high 30% range and should slightly moderate over time with our reinvestment. [Frankly], the same range that we were at before. You’re just combining a lot of like assets, as you’ve seen from the map and where the contiguous acreage nature. So it isn’t really isn’t going to change that much.

Operator

And we’ll go ahead and take our next question from Neal Dingmann with Truist Securities.

Neal David Dingmann - Truist Securities, Inc., Research Division - MD

Scott, my question is when you look at acreage, I mean, by my math, there’s a lot of variables that go in there. It was around maybe $10,000 an acre. I’m just wondering, if that — was the factor that sort of drove the premium behind this. I’m just wondering, when you’re looking at acreage these days, how you are kind of thinking about this.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

No. We do a detailed — our teams that were involved do a detailed analysis on the value of their PDP, the value of their PUDs, then the value of their acreage. And so we do detailed analysis on all that. We put together both a net asset value model. We put together a 10-year model going forward. We evaluate that. And then we — then you start looking at the accretion metrics in that regard to where we were trading and where they were trading. And that’s how we evaluated the transaction. It wasn’t — we don’t sit there and say, okay, we’re buying it for $10,000 per acre. It just happens to be that it’s much cheaper than they bought, it’s considered cheap based on historical cost on whatever you calculate in regard to their acreage. But we really look at this as a very, very accretive type transaction going forward now with the key drivers on all metrics.

Neal David Dingmann - Truist Securities, Inc., Research Division - MD

And — no, I agree. And then just one follow-up. Post this, you’ll certainly have, as you point out several times today, one of the leaders just in acreage and just not just quality acreage, the total acreage into play. Do you think down the line, if it appears you’re not getting credit for some of this acreage, would you consider some sort of sales? Or I’m just wondering, again, often it’s been said in the past, you’re not getting credit fully for some of this acreage. I’m just wondering how you might view that down the line, if that’s the case.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. No, Neal, I answered that before, but it’s basically the same position we had before. Pioneer was selling somewhere between at least $50 million per year until we entered the COVID-19 market. There is no market today, except for these stock transactions that have occurred over the last few weeks, but there is no cash market. But when that market opens up, which I’m confident over the next 12, 18 months, there should be opportunities where we will continue to divest small tracts in both Parsley and Pioneer. And we’ll continue to do trade. We’ll continue to do trades like we have also.

Operator

And we’ll go ahead and take our next question from Paul Cheng with Scotiabank.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Three short questions. First, just want to maybe clarify and confirm. Other than Matt Gallagher joining the Board, there’s no senior management from Parsley joining Pioneer.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. I couldn’t understand the question, but Matt is join - Matt...

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Anyone from Parsley senior management joining Pioneer senior management?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes, we are forming a transition team immediately. Then we’ll be interviewing their employees and making those decisions before closing over the next 3 months.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Okay. I’m really talking about along the senior executive level. So I don’t know yet that already decided or that you will be deciding on that.

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

We’re still evaluating it. And so as Scott said, it will be something we look at over the course of the next 3 months until we get to closing. And so stay tuned, and we’ll let you know.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Okay. Second question, Rich, do you have a new number of what would be the new sustaining CapEx for the combined company?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes. On a maintenance capital basis, I’d say after we look at the synergies, we’re probably in the $1.85 billion to $2.1 billion on a maintenance capital basis.

Paul Cheng - Scotiabank Global Banking and Markets, Research Division - Analyst

Okay. And finally that, at some point, I think the company will grow at that point. Do you expect the spending will be proportionally between the legacy Parsley and Pioneer asset or that you will be focused more on one side than the other?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

When we bring the assets together, we’ll do like we do every year. And so we’ll look at the portfolio and allocate capital to the highest rates of return projects. So their assets will just fold into ours, and we’ll look at it on a comprehensive basis.

Operator

And we’ll go ahead and take our next question from Bob Brackett with Bernstein Research.

Robert Alan Brackett - Sanford C. Bernstein & Co., LLC., Research Division - Senior Research Analyst

I promise not to ask a question that’s been asked. Instead, I’m very curious about the comments around the industry that consolidates down to 4 E&Ps. That might seem pessimistic, but is that actually a wildly optimistic industry structure with lots and lots of discipline? Scott, could you opine on what the future might look like in a world with 4 E&Ps?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

No, I was referring to 4 investable E&Ps of size. So I’m talking 4 investable E&Ps of $10 billion market cap of size. So it’s going to be hard for those companies below $10 billion market cap that ties up. Unless we get a significant increase, you’d have to get back to $60, $70 oil, and there’ll be significant deleveraging. And then I could see many more companies above $10 billion market cap. But I was talking based on a $50 Brent price that I really see right now over the next 2 or 3 years, really 4 investable E&P companies of size.

Operator

And we’ll go ahead and take our next question from Mark Lear with Simmons.

Mark Andrew Lear - Piper Sandler & Co., Research Division - Research Analyst

Yes. Just wanted to get a sense for how Parsley’s crude marketing strategy may bring some diversification and potentially enhancement to Pioneer as their contracts roll off over the next couple of years. How should we think about maybe that giving the option to shift Pioneer’s marketing strategy from one going all to the Gulf Coast and international markets?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes, good question. I mean we’ll continue to — we’ve looked at their marketing contracts. And as they roll off, I think we’ll roll them into our strategy, and we’ve got commitments to move oil downstream. So I look at that as an opportunity as we move forward and those contracts expire that we can look at lots of different opportunities. So like all the synergies we’ve talked about, that wasn’t one baked in, but it’s something that I think we can have an advantage as we — as that happens in the future. So we’ll continue to have the strategy of moving our oil to the Gulf Coast and getting to the highest priced markets. So that’s just another opportunity for us as we bring these 2 companies together.

Mark Andrew Lear - Piper Sandler & Co., Research Division - Research Analyst

Great. And maybe in a similar vein, with the sharp reduction in capital this year, a big part of that due to lower infrastructure spend, which appears to be driving lower IP rates, but shallow declines at Pioneer. Does bringing Parsley infrastructure into the fold give you more optionality going forward to revert to the historical flowback strategy should we eventually find ourselves in a backwardated oil tape?

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes. I think just as we talked about, part of those synergies that’s allowing us to use shared facilities to take advantage of our water system and combining that with their water system. So I think there are some things that we can definitely get advantage of over time that will really allow us to reduce the amount of infrastructure capital that jointly we were spending just to get with the adjacent acreage in proximity and contiguous acreage. There’s just a lot of benefits that we’ll be able to work together to make sure that we limit our capital that we have to invest and be very capital efficient.

Operator

And we’ll go ahead and take our next question from Leo Mariani with KeyBanc.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

I certainly appreciate the perspective on this being a very financially driven deal. But just wanted to also get a sense, Scott, you certainly talked about kind of having a few investable independents. Do you think this deal was somewhat also driven by the fact that, unfortunately, energy has kind of moved to the point of being irrelevant in most investors’ minds in the last couple of years and it could stay there for a while? Is that one of the other maybe kind of reasons why you just want to continue to dig and hopefully be a relevant part of all these stock indices as tech continues to balloon here?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. Leo, you got exactly right. That’s another main factor. We only represent a little over 2% of the S&P 500. You take out the 2 majors, we’re down to less than 0.5% the independent sector. And 4 companies make up about $70 billion, $80 billion market cap. And the rest of them make up very little, below $10 billion market cap. So it’s, again, it’s about size and scale to deal with what’s going to happen over the next 10 years also.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Yes. Okay. And just to follow up on that. Obviously, to your point, we’re quickly moving in that direction to kind of approach that only sort of 3 or 4 companies above $10 billion are investable and surely seems the trend in the next 10, 12 years. Do you see another trends kind of maybe emerging longer term? For example, in 5, 6, 7 years, the major caps to come in and purchase some of these large independents really to give themselves a large base of inventory in the Permian and other kind of key shale areas in the U.S.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

No. It’s hard to tell what — Exxon and Chevron are going down a different path than Total, Shell and BP. I don’t see Shell, BP and Total making any more large acquisitions in fossil fuels. I could be wrong based on their comments, their investor presentations. So the question is, does Exxon and Chevron, are they going to change their strategy, more like the Europeans? A lot of it’s going to depend on who gets elected in early November, how much pressure their shareholders will put on them also long term. And so we — at the end of the day, we have to look out for ourselves and our shareholder base and do the right thing.

Operator

And we’ll go ahead and take our last question from Arun Jayaram with JPMorgan.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

I was wondering if you could give us some color on how some of the plans to modestly delever the balance sheet, how will that - how you balance that with the plans with the variable dividend?

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Yes. As I think I stated already to Doug, but we’re going to have some significant amount of free cash flow from the Parsley assets, a portion of it. You can look at a portion of it will go to debt paydown and a portion of it will go to a variable dividend. So as I said before, I anticipate getting Board approval to pay essentially the same ratio depending on increased shareholder base, but the same variable dividend that anticipated for the Pioneer shareholders without Parsley early in 2022 as long as the oil strip for Brent is $45 or higher, and that’s where it is today.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Great. Great. And Scott, I’d love to hear if you could give us any just general background on how the deal came together, et cetera, because we are in an environment where we’ve seen, like you mentioned, 4 deals come together relatively quickly. Lots of questions around investors and why we’re seeing so many deals at a tough time in the market, just given where valuations are, where the macro has been tough and you are facing — still in the impact of the virus. So lots of questions from investors on why we’re seeing the flood of deal activity.

Richard P. Dealy - Pioneer Natural Resources Company - Executive VP & CFO

Yes, Arun, it’s Rich. I mean just a little bit of a background on it. It’s a transaction that we’ve been looking at for a while. But just given the nature of — the related party nature of it, this was a transaction that was managed independent. So Scott and Brian were not involved in the transaction. They were basically walled off from the transaction. So we have 2 independent boards that went through the evaluation. The negotiations were led by the lead independent directors of both companies, along with a couple of people from management on both sides of the table. But Scott and Brian were not involved in it.

And so we very much made sure we had a robust process of them not being involved in the negotiation of the transaction. In fact, very limited communication during that process. So from that perspective — and then ultimately, it was evaluated by both independent boards. We unanimously approved based on the merits that we’ve outlined today and the cash flow accretion metrics. And so very much, I think it’s a great transaction, and we had a very robust process to make sure that it was very — done by the independent directors related to the transaction.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

I think on your longer-picture question, Arun, I think I answered it before in that regard. I just — why it happened, why 4 companies — or 8 companies came together in the last few weeks, I just think it’s a combination of getting out of that $25 oil price environment, getting it up to at least $40, hoping for vaccine development coming shortly by the end of the year by a couple of companies, being a little bit more optimistic about what OPEC is doing and being more optimistic about the second half of 2021 is why things happen now.

Operator

And that concludes today’s question-and-answer session. I’d like to turn the call back over to Mr. Sheffield for any additional or closing remarks.

Scott Douglas Sheffield - Pioneer Natural Resources Company - President, CEO & Director

Again, thank you for joining us on a very short notice for this tremendous opportunity creating this great company. Both Rich and I and others, Neal, will be setting up investor calls, talking to both sell side and buy side over the next 2 days. We look forward to it. Thank you.

Operator

Once again, that does conclude today’s conference. We do appreciate your participation. You may now disconnect your phone lines.